SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 5)*
Bishop Capital Corporation
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

09141T 10 7
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 33 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

1. NAME OF FILING PARTIES
    Robert E. Robotti
    I.R.S. Identification No. Of Above Persons (Entities Only)

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

---

3. SEC Use Only

---

4. Source of Funds
    AF

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

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6. Citizenship or Place of Organization

    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 52,372
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 52,372

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
     52,372

---

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (9)
     5.4%

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14. Type of Reporting Person (See Instructions)
     IN, HC

1.	NAME OF FILING PARTIES Robotti & Company, Incorporated I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 3,700
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 3,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,700

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9) Less than 1%

14.	Type of Reporting Person (See Instructions) CO, HC

1. NAME OF FILING PARTIES
    Robotti & Company, LLC
    I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [   ]
    (b) [X]

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7.	Sole Voting Power: -0-
8.	Shared Voting Power: 3,500
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 3,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     3,500

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
     Less than 1%

14. Type of Reporting Person (See Instructions)
     OO

1. NAME OF FILING PARTIES
Kenneth R. Wasiak
I.R.S. Identification No. Of Above Persons (Entities Only)

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

---

3. SEC Use Only

---

4. Source of Funds
AF

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization

United States

Number of		
Shares	7. Sole Voting Power: -0-	
Beneficially	8. Shared Voting Power: 48,672	
Owned by		
Each	9. Sole Dispositive Power: -0-	
Reporting		
Person With	10. Shared Dispositive Power: 48,672	

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    48,672

---

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (9)
    5.0%

---

14. Type of Reporting Person (See Instructions)
    IN, HC

1.	NAME OF FILING PARTIES Ravenswood Management Company, L.L.C. I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 48,672
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 48,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,672

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9) 5.0%

14.	Type of Reporting Person (See Instructions) OO

1. NAME OF FILING PARTIES
    The Ravenswood Investment Company, L.P.
    I.R.S. Identification No. Of Above Persons (Entities Only)

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

---

3. SEC Use Only

---

4. Source of Funds
    AF

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization

    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 48,672
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 48,672

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     48,672

---

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (9)
     5.0%

---

14. Type of Reporting Person (See Instructions)
     PN

STATEMENT ON SCHEDULE 13D
AMENDMENT NO. 5

This Statement on Schedule 13D Amendment No. 5 (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission"). This Statement amends and restates the Statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation ("Bishop Capital" or the "Issuer") filed on May 28, 2004, with the Commission, as amended by Amendments No. 1, 2, 3, and 4 thereto, filed on June 23, 2004, July 7, 2004, October 15, 2004, and November 26, 2004 with the Commission.

Item 1.   Security and Issuer

This Statement relates to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Bishop Capital Corporation (the "Issuer"). The address of the Issuer's principal executive offices and principal business is 222 N. Broadway, Suite A, Riverton, Wyoming 82501.

Item 2.   Identity and Background

(a), (b),(c) and (f). This Statement is filed on behalf of the following six persons: Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC") and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Wasiak and RMC, the "Filing Parties").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Mr. Wasiak is a United States citizen whose principal occupation is serving as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Members of RMC. RMC, a New York limited liability company, is the general partner of RIC. RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

The address of each of the Filing Parties other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York 10017. RMC's address is 104 Gloucester Road, Massapequa, New York, New York 11758 and Mr. Wasiak's business address is 515 Madison Avenue, New York, NY 10022

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of ROBT is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). The Filing Parties, and to the best knowledge of the Filing Parties, the persons set forth on Schedule A hereto, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 200 shares of Common Stock held by ROBT is $112.50 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

The aggregate purchase price of the 3,500 shares of the Common Stock held by Robotti & Company is $2,384.10 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its working capital funds.

The aggregate purchase price of the 48,672 shares of the Common Stock held by RIC is $58,513.27 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital funds.

Item 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 3, 2004, The Ravenswood Investment Company, L.P. ("Ravenswood") sent a letter to Bishop Capital (the "December Demand Letter") demanding among other things, pursuant to 17-16-1602 of the Wyoming Business Corporation Act: (i) certain financial statement of Bishop Capital and its subsidiaries, (ii) certain accountant work papers, copies of other communications and other accounting and financial statements and instruments, and (iii) certain minutes, or consents in lieu thereof, of Bishop Capital's and its subsidiaries Boards of Directors, committees thereof or shareholders.

The purpose of Ravenswood's demand was (a) to determine the actual value of Bishop Capital's common stock, (b) to investigate whether proper tax and accounting provisions have been made in connection with the issuance of at least 202,569 shares of Bishop Capital's common stock (or in excess of 20% of the shares of Bishop Capital's outstanding) to Directors and former Directors of Bishop Capital for nominal consideration, (c) to investigate the existence of mismanagement, waste of corporate assets and self-dealing by incumbent executive officers and directors of Bishop Capital and (d) to investigate the existence of false and misleading statements and material omissions in the Company's Proxy Statement on Schedule 14A Amendment No. 2 filed with the Securities and Exchange Commission on October 29, 2004.

The December Demand Letter is filed as Exhibit No. 10 to this Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

On December 3, 2004, Ravenswood filed an order to show cause (the "December Order to Show Cause") with supporting affidavits seeking, inter alia, to enjoin Bishop Capital and its Directors (a) from taking any steps to solicit or vote any proxies, consents, or authorizations with respect to the Bishop Capital Corporation Proxy Statement dated October 29, 2004; (b) from permitting any vote by shareholders on any action to be taken on any proposal at the Bishop Capital shareholders meeting scheduled for December 16, 2004, including any proposal to amend the articles of incorporation to permit a reverse stock split, the purchase of fractional shares for a pre-split one dollar per share and the deregistering the shares of Bishop Capital common stock; and (c) from voting their own Bishop Capital Corporation shares on the grounds that they were obtained through illegal self-dealing, and to order that Defendants immediately file a corrective proxy statement with the Securities and Exchange Commission and immediately mail copies to Bishop Capital Corporation's shareholders. On December 3, the court signed the order to show cause and thereby scheduled a hearing for December 9, 2004 at 10:00 a.m.

The December Order to Show Cause, the Declaration of William C. Rand, Esq., the Declaration of Robert Robotti and the Memorandum of Law in Support of Plaintiffs' Motion for a Temporary Restraining Order are filed as Exhibit Nos. 11, 12, 13, and 14 to this Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

On November 23, 2004, The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC (the "Plaintiffs") filed a complaint in the United States District Court, Southern District of New York, naming Bishop Capital, Robert E. Thrailkill, Robert J. Thrailkill, and Sherry L. Moore, as defendants (the "Defendants"). The complaint alleges that the defendants have violated Sections 10, 13(d), 13(e) and 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that the individual defendants have violated Section 20(a) of the Exchange Act, breached their common law and statutory fiduciary duties to Bishop Capital and its shareholders and engaged in ultra vires acts. The complaint states that the defendants are using false and misleading material in the Company's proxy statement filed with the Securities and Exchange Commission (the "Commission") and disseminated to shareholders of the Company on or about November 12, 2004 in connection with Bishop Capital's solicitation of proxies for its special meeting of shareholders. The complaint states that at the special meeting, shareholders of Bishop Capital will vote on whether to approve an amendment to the Company's articles of incorporation to effect a 1-for-110 reverse stock split and repurchase fractional shares which would cause the number of shareholders of record to number below 300 and permit the company to go private and cease its obligations to make public filings with the SEC. The complaint also states that in the proxy statement, among other things, the Company has grossly undervalued its real estate and gas royalty interests in order to induce shareholders to vote in favor of amending the articles of incorporation to permit the reverse stock split. In addition, the complaint states that (a) the Company has failed to hold or give notice of annual meetings of shareholders since 1997, (b) the individual defendants have failed to disclose their holdings under Section 13(d) of the Exchange Act and (c) the Directors have issued to themselves more than 20% of the Company's stock for nominal consideration in breach of their fiduciary duties.

In the complaint Plaintiffs seek, among other remedies, (a) to enjoin the Defendants' use of the false and misleading statements in the proxy statement, (b) to enjoin the shareholders' vote currently scheduled for December 16, 2004, (c) to rescind the Company's issuance of shares to the individual Defendants and (d) to enjoin the Individual Defendants from voting their shares and from continuing to act as officers and directors of the Company.

A copy of the complaint is filed as Exhibit 9 hereto and incorporated by reference herein.

On October 13, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 8, in which RIC set forth its willingness to offer, subject to the terms and conditions set forth therein, $1,794,044 to purchase Bishop Capital (or $2.00 per share in cash for each of the 897,022 shares outstanding). In addition, in the letter RIC made offers, subject to the terms and conditions set forth therein, to purchase certain of Bishop Capital's asset at prices above the amounts Bishop Capital had valued such assets in liquidation, namely:

- $500,000 for Bishop Capital's 80% interest in the Bridger Creek Partnership, which it had valued in liquidation at $468,806;
- $1,000,000 for Bishop Capital's limited and general partner interests in Bishop Powers, Ltd., which it had valued in liquidation at $453,811; and
- $150,000 for Bishop Capital's partnership interest in Creekside Apartments, LLLP, including the obligation to advance up to $259,200, if required, which Bishop Capital had valued in liquidation at -$259,200.

If Bishop Capital were to consummate RIC's offers for the assets set forth above, based on Bishop Capital's own calculation in its Schedule 14A Preliminary Proxy Statement Amendment No. 6 (including all of its assumptions), the liquidation value of Bishop Capital would be $2.62 per share, which Bishop Capital could then distribute as a dividend to all shareholders. RIC suspects that in an orderly liquidation of assets, Bishop Capital would realize better values for its assets as well as liquidation costs lower than its Board of Director's estimate of 25% of the value of Bishop Capital's assets, which would result in higher value being realized by all shareholders for their shares of Bishop Capital.

On July 6, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 6 hereto and incorporated by reference herein, notifying Bishop Capital that RIC would communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at the Special Meeting of Shareholders of Bishop Capital (the "Special Meeting") contemplated by Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by Bishop Capital on June 15, 2004, with the Commission. In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of the Bishop Capital common stock.

On June 17, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 5 hereto and incorporated by reference herein, notifying Bishop Capital that RIC may solicit Bishop Capital's shareholders with respect to the Special Meeting or communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at such Special Meeting. In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of Bishop Capital common stock.

On or about June 4, 2004, RIC received a letter dated June 4, 2004 (the "June 4th Letter"), from A. Thomas Tenenbaum, Esq. of Tenenbaum & Kreye LLP, counsel to Bishop Capital, with respect to the letter sent by RIC to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital on May 14, 2004 and January 27, 2004. Based on this letter, RIC believes that the Issuer and its Board of Directors failed to seriously consider the offers set forth in those two letters from RIC. A copy of the June 4th Letter is attached as Annex A to RIC's June 17th Letter.

On May 14, 2004, RIC sent a letter (the "May 14th Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 3 and incorporated by reference herein. In the May 14th Letter, RIC again set forth its willingness subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of the Issuer, this time increasing its proposed offering price to $1.25 per share in cash.

On April 16, 2004, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 3 in which Bishop Capital proposed to offer $1.00 per pre-split share for each fractional share and again nothing for each post-split whole share.

On January 27, 2004, RIC sent a letter (the "Initial Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein. In the Initial Letter, RIC set forth its willingness, subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of Bishop Capital for $1.00 per share in cash. RIC received no response from Bishop Capital or its Board of Directors to RIC's offer in the Initial Letter.

On December 24, 2003, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 2 in which Bishop Capital proposed to effect a 1-for-110 reverse stock split and subsequently deregister its shares of Common Stock, thereby terminating its reporting obligations under the Exchange Act. Bishop Capital also proposed to offer $0.50 per pre-split share for each fractional share and nothing for each post-split whole share.

The Filing Parties believe the shares of the Common Stock trade at a substantial discount to the Issuer's private market value. In an effort to protect this investment, as well as to maximize investor value, the Filing Parties may acquire additional shares of the Common Stock, dispose of all or some of these shares of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Filing Parties intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Item 5.   Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	52,372	0	52,372	5.4%
ROBT (1)(2)	3,700	0	3,700	**
Robotti & Company (1)	3,500	0	3,500	**
Wasiak (1)(4)	48,672	0	48,672	5.0%
RMC (1)(4)	48,672	0	48,672	5.0%
RIC (1)	48,672	0	48,672	5.0%

   * Based on 969,127 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-QSB, for the quarter ended September 30, 2004.
   ** Less than one percent.

   (e) Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

   (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 3,500 shares of Common owned by Robotti & Company.

   (3) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 200 shares of Common owned by ROBT.

   (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 48,672 shares of Common owned by RIC.

   ©   There have been no transactions in the Issuer's Common Stock by the Filing Parties during the past sixty days.
   (d) No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.
   (e) Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

          Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of July 7, 2004 (the "Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Commission. The Joint Filing Agreement is filed herewith as Exhibit 7 and incorporated herein by reference.

Item 7.   **Materials To Be Filed As Exhibits**

The following documents are filed herewith or have been previously filed:

1.   Joint Filing Agreement dated May 27, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2.   Letter dated January 27, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.

3.   Letter dated May 14, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.

4.   Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital.

5.   Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7.

6.   Letter dated July 6, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's communication with shareholders and its demand pursuant to Rule 14a-7.

7.   Amended and Restated Joint Filing Agreement dated July 7, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

8.   Letter dated October 13, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital or certain assets of Bishop Capital.

9.   Complaint filed on November 23, 2004 by The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC in The United States District Court, Southern District of New York, naming Bishop Capital, Robert E. Thrailkill, Chairman of the Board of Directors, Robert J. Thrailkill, Director, and Sherry L. Moore, Director and Secretary and Chief Financial Officer, as defendants.

10.   Letter dated December 3, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's demand for the records of Bishop Capital Corporation pursuant to 17-16-1602 of the Wyoming Business Corporation Act.

11.   Order to Show Cause (the "Order to Show Cause") filed in the United States District Court for the Southern District of New York on December 3, 2004 by The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC against Bishop Capital Corporation, Robert E. Thrailkill, Robert J. Thrailkill and Sherry L. Moore signed by the court.

12.   Declaration of William C. Rand, Esq. filed in the United States District Court for the Southern District of New York on December 3, 2004, in support of Order To Show Cause.

13.   Declaration of Robert E. Robotti filed in the United States District Court for the Southern District of New York on December 3, 2004, in support of Order To Show Cause.

14.   Memorandum of Law in Support of Plaintiffs' Motion for a Temporary Restraining Order and Preliminary Injunctions filed in the United States District Court for the Southern District of New York on December 3, 2004 relating to the Order to Show Cause.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2004

/s/ Robert E. Robotti
Robert E. Robotti

Robotti & Company, Incorporated

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC

By: Robotti & Company, Incorporated
Its Managing Member

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
Its General Partner

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

Schedule A

Information Concerning Directors and Executive Officers of Robotti & Company, Incorporated

The following table sets forth certain information concerning each of the directors and executive officers of Robotti & Company Incorporated as of the date hereof. The business address of each person is:

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
	Director
Citizenship	U.S.A.
Principal Occupation:	Partner, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue
	New York, New York 10022

EXHIBIT INDEX

The following documents are filed herewith or previously filed:

Exhibit   Page

1.   Joint Filing Agreement dated May 27, 2004 by and among Robert   Previously filed
E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC,
Ravenswood Management Company, L.L.C. and The Ravenswood
Investment Company, L.P.

2.   Letter dated January 27, 2004, from The Ravenswood Investment   Previously filed
Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors,
Bishop Capital Corporation.

3.   Letter dated May 14, 2004, from The Ravenswood Investment   Previously filed
Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors,
Bishop Capital Corporation.

4.   Letter dated June 16, 2004, from The Ravenswood Investment   Previously filed
Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors,
Bishop Capital Corporation with respect to RIC's proposal to purchase
Bishop Capital.

5.   Letter dated June 16, 2004, from The Ravenswood Investment   Previously filed
Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors,
Bishop Capital Corporation with respect to RIC's possible solicitation of or
communication with shareholders and its demand pursuant to Rule 14a-7.

6.   Letter dated July 6, 2004, from The Ravenswood Investment   Previously filed
Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors,
Bishop Capital Corporation with respect to RIC's communication with
shareholders and its demand pursuant to Rule 14a-7.

7.   Amended and Restated Joint Filing Agreement dated July 7, 2004   Previously filed
by and among Robert E. Robotti, Robotti & Company, Incorporated,
Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management
Company, L.L.C. and The Ravenswood Investment Company, L.P.

8.   Letter dated October 12, 2004, from The Ravenswood Investment   Previously filed
Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors,
Bishop Capital Corporation with respect to RIC's proposal to purchase
Bishop Capital or certain assets of Bishop Capital.

9.   Complaint filed on November 23, 2004 by The Ravenswood   Previously filed
Investment Company, L.P., Robotti & Company, Incorporated and Robotti
& Company, LLC in The United States District Court, Southern District of
New York, naming Bishop Capital, Robert E. Thrailkill, Chairman of the
Board of Directors, Robert J. Thrailkill, Director, and Sherry L. Moore,
Director and Secretary and Chief Financial Officer, as defendants.

10.   Letter dated December 3, 2004, from The Ravenswood Investment   Page 19
Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors,
Bishop Capital Corporation with respect to RIC's demand for the records of
Bishop Capital Corporation pursuant to 17-16-1602 of the Wyoming
Business Corporation Act.

11.   Order to Show Cause (the "Order to Show Cause") filed in the   Page 23
United States District Court for the Southern District of New York on
December 3, 2004 by The Ravenswood Investment Company, L.P., Robotti
& Company, Incorporated and Robotti & Company, LLC against Bishop
Capital Corporation, Robert E. Thrailkill, Robert J. Thrailkill and Sherry L.
Moore signed by the court.

12.   Declaration of William C. Rand, Esq. filed in the United States   Page 25
District Court for the Southern District of New York on December 3, 2004,
in support of Order To Show Cause.

13.   Declaration of Robert E. Robotti filed in the United States District   Page 27
Court for the Southern District of New York on December 3, 2004, in
support of Order To Show Cause.

14.   Memorandum of Law in Support of Plaintiffs' Motion for a   Page 29
Temporary Restraining Order and Preliminary Injunctions filed in the
United States District Court for the Southern District of New York on
December 3, 2004 relating to the Order to Show Cause..

EXHIBIT 10

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

December 3, 2004

VIA FACSIMILE AND
UPS NEXT DAY AIR

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
222 N. Broadway, Suite A
Riverton, WY 82501

Dear Mr. Thrailkill:

The Ravenswood Investment Company, L.P. ("Ravenswood") is currently a holder of 48,672 shares of common stock of Bishop Capital Corporation ("Bishop Capital" or the "Company"), which is in excess of five percent (5%) of all outstanding shares of Bishop Capital. Ravenswood has owned shares of Bishop Capital since 1997, which is in excess of six months from the date hereof. Pursuant to Section 17-16-1602 of the Wyoming Business Corporation Act ("WBCA"), Ravenswood hereby demands inspection of, and the right to make copies and extracts of, Bishop Capital's records as detailed in the attached Schedule A. We call your attention to Section 17-16-1602(f) of the WBCA which provides that "'shareholder' includes a beneficial owner whose shares are held … by a nominee on his behalf." Accordingly, Ravenswood is a record shareholder of common stock of Bishop Capital Corporation through Cede & Co., nominee of the Depository Trust Company.

The purpose of the request is to:

A. Determine the actual value of Bishop Capital stock in connection with the proposed 1-for-110 reverse stock split and repurchase of fractional shares at $1.00 per share and to communicate with other shareholders regarding the actions to be taken with respect to the decline in shareholder value.

B. Investigate whether proper tax and accounting provisions have been made in connection with the issuance of at least 202,569 shares of the Company's common stock (or in excess of 20% of the shares of the Company outstanding) to Directors and former Directors of the Company for nominal consideration, including but not limited to federal, state and local income taxes for the Company and payroll tax withholding for each Director or former Director who received of shares of the Company's common stock.

C. Investigate the existence of mismanagement, waste of corporate assets and self-dealing by incumbent executive officers and directors of the Company, including specifically (i) the failure to timely file periodic and other reports with the Securities and Exchange Commission; (ii) the repeated amendment of periodic and other reports with the Securities and Exchange Commission; (iii) the significant dilution of shareholder equity through issuance of at least 202,569 shares of the Company's common stock (or in excess of 20% of the shares of the Company outstanding) to Directors and former Directors of the Company for nominal consideration; (iv) the failure of the Company to hold or give notice to shareholders of annual shareholders meetings; and (v) the failure of Robert J. Thrailkill and the other directors of the Company to file Statements of Beneficial Ownership disclosing their interest in more than five percent (5%) of the shares of the Company.

D. Investigate the existence of false and misleading statements and material omissions in the Company's Proxy Statement on Schedule 14A Amendment No. 2 filed with the Securities and Exchange Commission on October 29, 2004 (the "Proxy Statement"), with respect to the meeting of shareholders scheduled for December 16, 2004 (the "Special Shareholders Meeting"), including specifically (i) the misleading valuation given in the Proxy Statement for the Company's interest in Bridger Creek Partnership; (ii) the misleading valuation given in the Proxy Statement for the Company's interest in Bishop Powers, Ltd., including but not limited to the value of the sales contract entered into by the Company in October 2004 which was omitted from the Proxy Statement; (iii) the misleading valuation given in the Proxy Statement for the Company's interest in Creekside Apartments, LLLP; and (iv) the existence of any internal or external valuations of the assets of the Company.

Please contact me at 212-673-0484 to discuss a time for an inspection by a Ravenswood representative of the records list described above. Alternatively, copies of the requested documents may be sent to Ravenswood 's address as set forth above. We call your attention to the fact that under WBCA Section 17-16-1602(b) you are required to comply with this demand within five (5) business days of the date hereof.

Sincerely,

The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member of Ravenswood Management Company, L.L.C., which serves as the General
Partner of The Ravenswood Investment Company, L.P.

cc: A. Thomas Tenenbaum, Esq. (via fax 720-529-9003 and UPS Next Day Air)
     The Tenenbaum Law Firm
   Paul Fischer, Esq. (via fax 202-942-9635 and U.S. Mail)
     Securities and Exchange Commission, Division of Corporation Finance

AFFIDAVIT

STATE OF NEW YORK   )
) ss.:
COUNTY OF NEW YORK   )

ON THIS 3rd day of July, 2004, I, Robert E. Robotti, having been duly sworn according to law, do hereby depose and say:

1.   I am Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of The Ravenswood Investment Company, L.P. ("Holder"), and am duly authorized to make this affidavit.

2.   I have read the letter of December 3, 2004, addressed to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation (the "Company"), a Wyoming corporation, requesting certain records of shareholders of the Company (the "Demand"). I have knowledge of the facts stated in the Demand, and they are true and correct to the best of my knowledge, information and belief.

3.   I am authorized to make the Demand on behalf of Holder, I have executed this Demand, and the Demand is my act and deed.

4.   Holder is currently the beneficial holder of 48,672 shares of Common Stock of the Company, par value $.01 per share. Holder has owned shares of Bishop Capital since 1997.

 /s/ Robert E. Robotti
Robert E. Robotti

Sworn before me this 3rd day of December 2004

/s/ Senen V. Bacalan

SENEN V. BACALAN
Notary Public, State of New York
No. 41-4920180
Qualified in Rockland County
Term Expires February 16, 2006

<u>SCHEDULE A</u>

1.   The following financial statements of Bishop Capital and each of its subsidiaries and/or investments, including but not limited Creekside Apartments, LLP, Bridger Creek Partnership, and Bishop Powers, Ltd. (collectively the "Subsidiaries"): monthly financial statements including balance sheets; income statements, cash flow statements and trial balances; unaudited financial statements (both consolidated and unconsolidated) for Bishop Capital and each of its subsidiaries for the fiscal years ended March 31, 2002, March 31, 2003 and March 31, 2004, and for the fiscal quarters ended June 30, 2004, September 30, 2004 (collectively, the "Financial Statements").

2.   All accountants work papers, memoranda, reports, correspondence, emails or other communications of the Company and its Subsidiaries relating to (i) the Financial Statements from April 1, 2001 to the date hereof, (ii) any issuances of stock to the directors, former directors, employees and former employees and any affiliates or associates of the foregoing from January 1996 to the date hereof or (iii) any purchases or sales of real property or interests therein from January 1996 to the date hereof, (iv) the allocation of the basis for any of the sales, transfers of contributions of real property or interests therein from January 1996 to the date hereof, (v) the settlement discussions relating to the lawsuit against Burlington Resources Inc., or (vi) the spin-off considered by the Company disclosed on page 8 of the Proxy Statement (the "Spin-Off) and the tax accounting impacts of such spin-off. For purposes of this demand the term (a) "affiliate" shall have the meaning given in Rule 144(a)(1) under the Securities Act of 1933, as amended, and (b) "associate" shall have the meaning given in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

3.   All cash receipts and disbursement journals, check registers, bank statements, cancelled checks and wire transfer authorizations for Bishop Capital and each of the Subsidiaries for the period April 2001 through September 2004.

4.   All minutes of meetings of the Board of Directors (or any committee thereof) or the stockholders of Bishop Capital and of each of its Subsidiaries, and all consents in lieu of meeting of the Board of Directors (or any committee thereof) and of the stockholders of Bishop Capital and of each of its subsidiaries from April 1, 2001 through the date hereof, and any documents prepared for the Board or reports submitted to the Board or to stockholders of the Company from April 1, 2001 through the date hereof.

5.   All minutes of meetings of the Board of Directors (or any committee thereof) or the stockholders of Bishop Capital and of each of its Subsidiaries, and all consents in lieu of meeting of the Board of Directors (or any committee thereof) and of the stockholders of Bishop Capital and of each of its subsidiaries from January 1996 through the date hereof, and any documents prepared for the Board or reports submitted to the Board or to stockholders of the Company from January 1996 through the date hereof relating to (i) issuances of stock to the directors, former directors, employees and former employees and any affiliates or associates of the foregoing, (ii) the setting of the record date for the Special Shareholders Meeting, including but not limited to how the setting of the record date related to issuances of common stock to directors, former Directors, officers and former officers of the Company, (iii) any purchases or sales of real property or gas assets or interests therin from January 19996 to the date hereof, (iv) the internal or external valuations of any of the real property or gas assets or interests of the Company and its Subsidiaries or (v) the Spin-Off and the tax and accounting impacts of such spin-offs, (vi) the settlement discussions relating to the lawsuit against Burlington Resources, Inc. or (vii) any plans or proposals to liquidate the Company or any of its Subsidiaries, delist the Company's shares, purchase the Company's shares on the open market or in private transactions, any spin-off of assets of the Company or any of its Subsidiaries, any parent subsidiary merger involving the Company or any of its Subsidiaries, any offers to purchase the Company or any Subsidiary of any of their respective assets by third parties, and any Rule 13e-3 transaction involving the Company or any Subsidiary, including but not limited to, a tender offer. For purposes of this demand the term "Rule 13e-3 transaction" shall have the meaning given in Rule 13e-3 under the Exchange Act.

EXHIBIT 11

William C. Rand, Esq. (WR-768)
LAW OFFICE OF WILLIAM COUDERT RAND
711 Third Ave., Suite 1505
New York, New York 10017
(Phone) (212) 286-1425; (Fax) (212) 599-7909
Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--x

THE RAVENSWOOD INVESTMENT   ECF
COMPANY, L. P.   2004 Civ. 9266 (KMK)
ROBOTTI & COMPANY, INCORPORATED and
ROBOTTI & COMPANY, LLC,

                    Plaintiffs,

-against-   **ORDER TO SHOW CAUSE**

BISHOP CAPITAL CORP
ROBERT E. THRAILKILL
ROBERT J. THRAILKILL, and
SHERRY L. MOORE,

                    Defendants.

--x

Upon the reading and the filing of the annexed Declaration of William C. Rand executed on December 3, 2004 and the Affidavit of Robert Robotti and the Complaint attached thereto, and the Plaintiffs' Memorandum of Law, and all prior proceedings herein, and good and sufficient cause appearing therefrom, it is hereby

ORDERED that defendants BISHOP CAPITAL CORPORATION, ROBERT E. THRAILKILL, ROBERT J. THRAILKILL, and SHERRY L. MOORE ("Defendants") appear and show cause before this Court, located at Room 21D of the United States Courthouse in and for the Southern District of New York, 500 Pearl Street, New York on the 9^h day of December, 2004 at 10 a.m. or as soon thereafter as counsel may be heard, why temporary restraining order and preliminary injunctions should not enter.

    (1)   restraining and enjoining Defendants from violating Section 14(a) of the Securities and Exchange Act of 1934, 15 U.S.C. Section 78n, and the provisions of Rule 14a-9 promulgated thereunder;

    (2)   requiring Defendants to immediately file a corrective proxy statement with the Securities and Exchange Commission and immediately mail copies to Bishop Capital Corporation's shareholders after such corrective proxy statement has been reviewed by plaintiff and this Court and delaying the shareholders meeting for a period of 30 days from the date the corrective proxy statement has been delivered to shareholders to permit shareholders to consider the new proxy;

    (3)   restraining and enjoining Defendants from taking any steps to solicit or vote any proxies, consents, or authorizations with respect to the Bishop Capital Corporation Proxy Statement dated October 29, 2004;

    (4)   restraining and enjoining Defendants from filing or disseminating any false or misleading proxy solicitation materials relating to the voting of Bishop Capital Corporation's common stock;

(5)   restraining and enjoining Defendants from holding the Bishop Capital Corporation shareholders' meeting scheduled for December 16, 2004;

(6)   restraining and enjoining Defendants from permitting any vote by shareholders on any action to be taken on any proposal at the Bishop Capital shareholders meeting scheduled for December 16, 2004, including any proposal to amend the articles of incorporation to permit a reverse stock split, the purchase of fractional shares for a pre-split one dollar per share and the deregistering the shares of Bishop Capital common stock;

(7)   restraining and enjoining Defendants from voting proxies in favor of the proposal to amend the articles of incorporation to permit a reverse stock split on the grounds that the proxies were obtained by a misleading proxy statement;

(8)   restraining and enjoining Defendants from voting their own Bishop Capital Corporation shares on the grounds that they were obtained through illegal self-dealing;

(9)   and ordering such other and further relief as this Court deems just and proper, and it is further

ORDERED that service by mailing to Defendants this Order and the papers on which it is based by Federal Express Next Day Delivery on or before December 6, 2004 to Defendants c/o Bishop Capital Corporation, 222 N. Broadway Avenue, Suite A, Riverton, Wyoming 82501, shall be deemed good and sufficient service; and it is further

ORDERED that answering papers, if any, shall be filed with this Court and served by mailing by Federal Express Next Day Delivery on or before December 8, 2004 to Plaintiffs c/o Law Office of William Coudert Rand, William Coudert Rand, Esq., 711 Third Ave., Suite 1505, New York, New York 10017, and by faxing the same on such date to William Coudert Rand, Esq. at 212-599-7909.

/s/ Kenneth M. Karas
U.S.D.J.

EXHIBIT 12

William C. Rand, Esq. (WR-768)
LAW OFFICE OF WILLIAM COUDERT RAND
711 Third Ave., Suite 1505
New York, New York 10017
(Phone) (212) 286-1425; (Fax) (212) 599-7909
Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--x

THE RAVENSWOOD INVESTMENT   ECF
COMPANY, L. P.   2004 Civ. 9266 (KMK)
ROBOTTI & COMPANY, INCORPORATED and
ROBOTTI & COMPANY, LLC,

                              Plaintiffs,

                                     DECLARATION OF
-against-   **WILLIAM C. RAND**
                                     IN SUPPORT OF ORDER
BISHOP CAPITAL CORP   **TO SHOW CAUSE**
ROBERT E. THRAILKILL
ROBERT J. THRAILKILL, and
SHERRY L. MOORE,

                              Defendants.

--x

        William C. Rand, pursuant to the provisions of 28 U.S.C. Section 1746, declares under penalty of perjury, that the following is true and correct:

(1)   I am a member of the Bar of this Court and am the founding member of the Law Office of William Coudert Rand, 711 Third Ave., Suite 1505, New York, New York, 10017, counsel for plaintiffs in the above referenced action.

(2)   I submit this declaration in support of plaintiffs' Order To Show Cause dated December 3, 2004.

(3)   Attached as Exhibit A to the affidavit of Robert E. Robotti dated December 3, 2004 is a true and correct copy of the Complaint in this action.

(4)   Plaintiffs will suffer irreparable harm if Defendants are permitted to use their fraudulent proxy statement dated October 29, 2004 to induce shareholders to vote in favor of, and to vote their own shares in favor of, amending the articles of incorporation to permit a going private transaction in which Defendant Bishop Capital Corporation will effect a 1-for-110 reverse stock split of the outstanding shares of its common stock and will pay fractional shareholders only $1 per pre-split share, when the fair value of such shares is at least $9.26 per share. In addition, the reverse stock split and repurchase of fractional shares will cause the Company to have fewer than 300 shareholders which will permit the Board of Directors to cause a Form 15 to be filed with the Securities and Exchange Commission which will permit the Company to cease making its periodic reports, such as quarterly and annual reports, and other filings with the Securities and Exchange Commission. The lack of filings with the Securities and Exchange Commission will substantially reduce the amount of information that shareholders will have to monitor their investment in the Company and management's actions.

                                                                        S/ William C. Rand
                                                                        WILLIAM C. RAND

Executed at New York, New York
December 3, 2004

EXHIBIT 13

William C. Rand, Esq. (WR-768)
LAW OFFICE OF WILLIAM COUDERT RAND
711 Third Ave., Suite 1505
New York, New York 10017
(Phone) (212) 286-1425; (Fax) (212) 599-7909
Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--x
THE RAVENSWOOD INVESTMENT   ECF
COMPANY, L. P.   2004 Civ. 9266 (KMK)
ROBOTTI & COMPANY, INCORPORATED and
ROBOTTI & COMPANY, LLC,

                               Plaintiffs,

                               DECLARATION OF
-against-   **ROBERT ROBOTTI**
                               IN SUPPORT OF ORDER
BISHOP CAPITAL CORP   **TO SHOW CAUSE**
ROBERT E. THRAILKILL
ROBERT J. THRAILKILL, and
SHERRY L. MOORE,

                               Defendants.

--x
       Robert E. Robotti, pursuant to the provisions of 28 U.S.C. Section 1746, declares under penalty of perjury, that the following is true and correct:

(1)   I am the president and treasurer of Plaintiff Robotti & Company, Incorporated and Plaintiff Robotti & Company, LLC. I am also a managing member of Ravenswood Management Company, L.L.C. which is the general partner of Plaintiff The Ravenswood Investment Co., L.P.

(2)   I submit this declaration on behalf of Plaintiffs in support of Plaintiffs' Order To Show Cause dated December 3, 2004.

(3)   Attached as Exhibit A is a true and correct copy of the Complaint in this matter.

(4)   I hereby incorporate the statements in the Complaint into this declaration, verify the Complaint and state that I know the allegations in the Complaint to be true to my knowledge, except as to the matters stated therein to be alleged upon information and belief, and as to those matters I believe them to be true.

(5)   Plaintiffs will suffer irreparable harm if Defendants are permitted to use their fraudulent proxy statement dated October 29, 2004 to induce shareholders to vote in favor of, and to vote their own shares in favor of, amending the articles of incorporation to permit a going private transaction in which the Company will effect a 1-for-110 reverse stock split of the outstanding shares of its common stock and will pay fractional shareholders only $1 per pre-split share, when the fair value of such shares is at least $9.26 per share. In addition, the reverse stock split and repurchase of fractional shares will cause the Company to have fewer than 300 shareholders which will permit the Board of Directors to cause a Form 15 to be filed with the Securities and Exchange Commission which will permit the Company to cease making its periodic reports, such as quarterly and annual reports, and other filings with the Securities and Exchange Commission. The lack of filings with the Securities and Exchange Commission will substantially reduce the amount of information that shareholders will have to monitor their investment in the Company and management's actions.

                                          S/ Robert E. Robotti
                                          Robert E. Robotti

Executed at New York, New York
December 3, 2004

EXHIBIT 14

William C. Rand, Esq. (WR-768)
LAW OFFICE OF WILLIAM COUDERT RAND
711 Third Ave., Suite 1505
New York, New York 10017
(Phone) (212) 286-1425; (Fax) (212) 599-7909
Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--x

THE RAVENSWOODINVESTMENT   ECF
COMPANY, L. P.   2004 Civ. 9266 (KMK)
ROBOTTI & COMPANY, INCORPORATED and
ROBOTTI & COMPANY, LLC,

        Plaintiffs,

-against-

BISHOP CAPITAL CORP
ROBERT E. THRAILKILL
ROBERT J. THRAILKILL, and
SHERRY L. MOORE,

        Defendants.

--x

MEMORANDUM OF LAW IN SUPPORT OF PLAINTIFFS' MOTION
FOR A TEMPORARY RESTRAINING ORDER AND PRELIMINARY INJUNCTION

   Plaintiffs, The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC ("Plaintiffs"), have filed a Complaint, verified by the declaration of Robert Robotti, seeking, inter alia, equitable relief against Defendants Bishop Capital Corporation (the "Company" or "Bishop Capital"), Robert E. Thrailkill, Robert J. Thrailkill and Sherry L. Moore (collectively "Defendants" or without reference to the Company, the "Individual Defendants") and now move this court for a temporary restraining order and preliminary injunction:

(1) restraining and enjoining Defendants from violating Section 14(a) of the Securities Exchange Act of 1934, 15 U.S.C. Section 78n, and the provisions of Rule 14a-9 promulgated thereunder;

(2) requiring Defendants to immediately file a corrective proxy statement with the Securities and Exchange Commission and immediately mail copies to Bishop Capital Corporation's shareholders after such corrective proxy statement has been reviewed by plaintiff and this Court and delaying the shareholders meeting for a period of 30 days from the date the corrective proxy statement has been delivered to shareholders to permit shareholders to consider the new proxy;

(3) restraining and enjoining Defendants from taking any steps to solicit or vote any proxies, consents, or authorizations with respect to the Bishop Capital Corporation Proxy Statement dated October 29, 2004;

(4) restraining and enjoining Defendants from filing or disseminating any false or misleading proxy solicitation materials relating to the voting of Bishop Capital Corporation's common stock;

(5)   restraining and enjoining Defendants from holding the Bishop Capital Corporation shareholders' meeting scheduled for December 16, 2004;

(6)   restraining and enjoining Defendants from permitting any vote by shareholders on any action to be taken on any proposal at the Bishop Capital shareholders meeting scheduled for December 16, 2004, including any proposal to amend the articles of incorporation to permit a reverse stock split, the purchase of fractional shares for a pre-split one dollar per share and the deregistering the shares of Bishop Capital common stock;

(7)   restraining and enjoining Defendants from voting proxies in favor of the proposal to amend the articles of incorporation to permit a reverse stock split on the grounds that the proxies were obtained by a misleading proxy statement; and

(8)   restraining and enjoining Defendants from voting their own Bishop Capital Corporation shares on the grounds that they were obtained through illegal self-dealing;

Background Summary of Facts

This action arises under the Federal Securities laws as a result of false, misleading, and unlawful statements made by Defendants in their Proxy Statement Amendment No. 2 filed with the Securities and Exchange Commission on October 29, 2004 and issued pursuant to Section 14(a) of the Securities Exchange Act of 1934 ("Exchange Act"). *See* Declaration of Robert Robotti dated December 3, 2004 at paragraph 4 incorporating and verifying Complaint ("Robotti Dec."). The proxy statement and the false and misleading statements made therein were Defendants' efforts to discourage shareholders from voting in opposition to Bishop Capital's proposed going private transaction in which the Company will effect a 1-for-110 reverse stock split of the outstanding shares of its common stock and will pay fractional shareholders only $1 per pre-split share, when the fair value of such shares is at least $9.26 per share. Id.

The proxy statement among other things falsely stated that the liquidation value of the Company's gas interests was $351,605, when in fact the value was in excess of $3.2 million and falsely stated that the liquidation value of certain of the Company's real estate interests were $453,811 when in fact their value was in excess of $5.4 million and possibly in excess of $9.0 million. Id. The Individual Defendants are the controlling shareholders of the Company and have breached their fiduciary duties to the non-controlling shareholders not only by these misrepresentations but also by the fact that they have either failed to hold annual shareholders meetings during the past seven years or failed to give shareholders notice of such meetings and during that time period have illegally granted themselves at least 202,569 shares of the Company's shares currently equal to more than 20.9% of the Company's outstanding shares. Id. The Defendants also failed to make the required disclosure under Section 13(d) of the Exchange Act and the rules thereunder related to their acting together as a group, their holdings of Bishop Capital common stock, the transfer of shares to the Individual Defendants, and their plans with respect to Bishop Capital.

The Proxy Statement materially misstates the following information (1) the value of the Company's gas royalty interests (Complaint at Par. 28-39), (2) the value of the Company's investment in Bishop Powers, Ltd., a real estate investment partnership (Complaint at Par. 39-44), and (3) the value of the Company's investment in Creekside Apartments LLLP, a real estate investment partnership (Complaint at Par. 45-50). The Proxy also materially omits recent trading data, misrepresents the market for the Company's shares (Complaint at Par. 51-61), and misrepresents the effect of brokerage commissions on the value of the shareholders fractional shares after a reverse split. (Complaint at Par. 62-66).

In addition, the Defendants have failed to hold or give notice of annual shareholders meetings in violation of Wyoming Law, have issued to themselves significant amounts of Company shares for the purpose of illegally transferring effective control of the Company to themselves and have failed to file 13D Schedules in violation of federal law and in breach of their fiduciary duties. Schedule 13D requires disclosing their shareholdings, their acting together as a group and their plans with respect to the Company. (Complaint at Par. 67-77).

The Proxy Statement is false and misleading and is designed to fraudulently induce shareholders into amending the articles of incorporation to permit the Company to effect a 1-for-110 reverse stock split of the shares of Bishop Capital and permit the Company to purchase shares from the shareholders at $1.00 per pre-split share, a fraction of the fair value which is at least $9.26 per share, and which will result in the Company having fewer than 300 shareholders which will permit the Defendants to cause the Company to deregister its shares and cease public reporting for the insider purpose of concealing Defendants self dealing transactions.

Argument

In order to obtain a preliminary injunction in this Circuit, a plaintiff must demonstrate both (a) irreparable harm, and (b) either (1) a likelihood of success on the merits, or (2) sufficiently serious questions going to the merits to make them fair grounds for litigation and a balance of hardships tipping decidedly in its favor. *In re Feit & Drexler, Inc., 760 F.2d 406, 415 (2d Cir. 1986); Kaplan v. Board of Education, 759 F.2d 256, 259 (2d Cir. 1985).*

Plaintiffs have Demonstrated a Likelihood of Success on the Merits

Section 14(a) of the Securities Exchange Act of 1934 provides:

> It shall be unlawful for any person, by the use of mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to Section 78l of this title.

15 U.S.C. Section 78n.

Rule 14a-9 provides, in relevant part:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to a material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

17 CFR Section 240.14a-9.

Under Rule 14a-9 "[a] proxy solicitor's obligation to disclose is a continuing one." *Aegis v. Goldman, 523 F. Supp. 1273, 1280 (S.D.N.Y. 1981).* Although a proxy solicitor is not required to disclose information in an original proxy which was either not in existence or of which the solicitor was unaware on the date that the proxy was issued, if new information becomes available before the shareholder vote which is material and whose omission would render the existing statement false or misleading, it is the solicitor's obligation to disclose that information before the vote. *Aegis, 523 F. Supp. at 1180; Nemo v. Allen, 466 F. Supp. 192, 195 (S.D.N.Y. 1979), see also Lebhar Friedman, Inc. v. Movielab, Inc.,* 1987 U.S. Dist. LEXIS 127 (S.D.N.Y. January 12, 1987).

Here, the complaint, as verified by the Robotti declaration, specifies numerous false statements in the proxy statement that constitute a blatant violation of the securities laws, including a contract for the sale of land disclosed in the Company's Form 10-Q for the Quarter ended September 30, 2004 which the Company failed to disclose in the Proxy Statement, as well as numerous failures of the Defendants to file Section 13(d) filings disclosing their acting as a group, their significant shareholdings, their plans and their issuing over 20% of the Company's shares to themselves. In addition, Plaintiffs have specified that Defendants have failed to hold annual stockholder meetings in violation of Wyoming corporate law and have violated their fiduciary duties to stockholders by distributing to themselves (in illegal self dealing transactions) Bishop Capital shares in excess of 20% of the current outstanding shares of Bishop's stock.

The misrepresentations and omissions in the Proxy Statement are clearly material as the gross undervaluation of the value of the company is material to the shareholders decision to vote to permit the company to purchase his fractional shares for a pre-split $1.00 per share, in contrast to their fair value which is at least $9.26 per share. In addition, the other misrepresentations are all material to the shareholders decision to vote to permit the company to go private and end public filing with the SEC. *See TSC Industries, Inc. v. Northway, Inc.,* 426 U.S. 438, 449 (1976) (a fact is material under Rule 14a-9 "if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. . . . It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused the reasonable investor to change his vote.).

Accordingly, Plaintiffs have demonstrated a likelihood of success on the merits.

<u>Plaintiffs will be Irreparably Harmed</u>

Plaintiffs will suffer irreparable harm if Defendants are permitted to use their fraudulent proxy statement dated October 29, 2004 to induce shareholders to vote in favor of, and to vote their own shares in favor of, amending the articles of incorporation to permit a going private transaction in which the Company will effect a 1-for-110 reverse stock split of the outstanding shares of its common stock and will pay fractional shareholders only $1 per pre-split share, when the fair value of such shares is at least $9.26 per share. In addition, the reverse stock split and repurchase of fractional shares will cause the Company to have fewer than 300 shareholders which will permit the Board of Directors to cause a Form 15 to be filed with the Securities and Exchange Commission which will permit the Company to cease making its periodic reports, such as quarterly and annual reports, and other filings with the Securities and Exchange Commission. The lack of filings with the Securities and Exchange Commission will substantially reduce the amount of information that shareholders will have to monitor their investment in the Company and management's actions.

<u>Courts Have Not Hesitated To Enjoin Shareholder Meetings</u>
<u>Subject to Fraudulent a Proxy Statement</u>

        Courts have not hesitated to grant preliminary injunctions enjoining shareholder meetings where the proxy statement used to solicit proxies contained fraudulent and false information. *See Lebhar Friedman, Inc. v. Movielab, Inc.,* 1987 U.S. Dist. LEXIS 127 (S.D.N.Y. January 12, 1987) (plaintiffs alleged that Proxy Statement falsely omitted report questioning qualifications of directors and the President's salary in violation of Section 14(a); court found that omission was materially misleading and granted a preliminary injunction preventing defendants from taking steps to solicit or vote proxies with respect to the Proxy Statement and requiring that a corrected Proxy Statement be filed prior to the shareholder vote for directors); *Kaufman v. The Cooper Companies, Inc.*, 719 F. Supp. 174 (S.D.N.Y. 1989) (court enjoined annual meeting at which directors were to be elected on grounds that proxies contained stale financial information and omitted to state the reason that two directors had not been nominated for reelection, both in violation of the federal proxy regulations); *The New York City Employees' Retirement System v. American Brands, Inc.*, 634 F. Supp. 1382 (S.D.N.Y. 1986) (court granted preliminary injunction enjoining use of proxy solicitations that illegally omitted shareholder proposal in violation of federal proxy regulations); *Champion Parts Rebuilders, Inc. v. Cormier Corporation*, 661 F. Supp. 825 (N.D. Ill. 1987) (enjoining defendants who violated Section 13(d) disclosure requirements from voting tainted shares); *see also Mills v. Electric Auto-Lite Co.*, 396 U.S. 375 (1970) (upholding private right of action under Section 14(a) but not ruling on injunction as vote went ahead because no temporary restraining order was sought by plaintiffs).

<u>Conclusion</u>

     WHEREFORE, Plaintiffs request that this court grant a temporary restraining order and preliminary injunction against Defendants as requested in the order to show cause

Dated: New York, New York
          December 3, 2004

                                    Respectfully submitted,

                    By: S/ William C. Rand
                                  William C. Rand
                                  Law Office of William Coudert Rand
                                  711 Third Avenue, Suite 1505
                                  New York, N.Y. 10017
                                  (212) 286-1425; fax (212) 599-7909
                                  Attorney for Plaintiffs

                 Of Counsel:

                      Mathew Day, Esq.
                      118 E. 25th Street, Eighth Floor
                      New York, N.Y. 10010
                      Tel. (212) 673-0484
                      Fax. (212) 614-9635